UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              For the month of July, 2006

                              SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA

Date: 28 July 2006


Name of applicant:            SPIRENT COMMUNICATIONS PLC

Name of scheme:               SPIRENT EXECUTIVE SHARE OPTION SCHEME, 1995

Period of return:             From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            2,386,034 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         3,500,000 ORDINARY SHARES OF 3 1/3p EACH
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     1,753,775 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   4,132,259 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000

                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004

                                                      3,500,000 ORDINARY SHARES OF 3 1/3p EACH DATED 14
                                                      MARCH 2006

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH period :


Name of contact:                                     Warren Nash

Address of contact:                                  Spirent Communications plc
                                                     Spirent House
                                                     Crawley Business Quarter
                                                     Fleming Way
                                                     Crawley, RH10 9QL

Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant





 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA



Date: 28 July 2006


Name of applicant:             SPIRENT COMMUNICATIONS PLC

Name of scheme:                U.S EMPLOYEE STOCK PURCHASE PLAN

Period of return:              From: 1 JANUARY 2006            To: 30 JUNE 2006

Balance under scheme from previous return:            1,237,364 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   1,237,364 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  435,000 ORDINARY SHARES OF 3 1/3p EACH DATED 5 JUNE
the date of admission:                                2001

                                                      3,500,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 1
                                                      NOVEMBER 2001

                                                      7,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 18
                                                      NOVEMBER 2002

                                                      1,800,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 6
                                                      DECEMBER 2004

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH period :


Name of contact:                                     Warren Nash

Address of contact:                                  Spirent Communications plc
                                                     Spirent House
                                                     Crawley Business Quarter
                                                     Fleming Way
                                                     Crawley, RH10 9QL

Telephone number of contact:                         01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA


Date: 28 July 2006


Name of applicant:              SPIRENT COMMUNICATIONS PLC

Name of scheme:                 SPIRENT GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:               From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            814,444 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   814,444 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  1,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 18
the date of admission:                                NOVEMBER 2002

                                                      700,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 6
                                                      DECEMBER 2004

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH period :


Name of contact:                                      Warren Nash

Address of contact:                                   Spirent Communications plc
                                                      Spirent House
                                                      Crawley Business Quarter
                                                      Fleming Way
                                                      Crawley, RH10 9QL

Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA


Date: 28 July 2006



Name of applicant:             SPIRENT COMMUNICATIONS PLC

Name of scheme:                NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:              From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            4,200,894 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     2,674,007 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   1,526,887 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,291,399 ORDINARY SHARES OF 3 1/3p EACH DATED 3
the date of admission:                                SEPTEMBER 1999

                                                      1,739,130 ORDINARY SHARES OF 3 1/3 p EACH DATED 8
                                                      JULY 2002

                                                      6,722,689 ORDINARY SHARES OF 3 1/3 p EACH DATED 8
                                                      OCTOBER 2002

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH
period :


Name of contact:                                      Warren Nash

Address of contact:                                   Spirent Communications plc
                                                      Spirent House
                                                      Crawley Business Quarter
                                                      Fleming Way
                                                      Crawley, RH10 9QL

Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA


Date: 28 July 2006



Name of applicant:              SPIRENT COMMUNICATIONS PLC

Name of scheme:                 ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:               From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            2,690,996 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   2,690,996 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,895,474 ORDINARY SHARES OF 3 1/3p EACH DATED 14
the date of admission:                                NOVEMBER 2000

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH
period :


Name of contact:                                      Warren Nash

Address of contact:                                   Spirent Communications plc
                                                      Spirent House
                                                      Crawley Business Quarter
                                                      Fleming Way
                                                      Crawley, RH10 9QL

Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA



Date: 28 July 2006




Name of applicant:             SPIRENT COMMUNICATIONS PLC

Name of scheme:                SPIRENT SAVINGS RELATED SHARE OPTION SCHEME

Period of return:              From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            68,185 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   68,185 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  200,000 ORDINARY SHARES OF 3 1/3p EACH DATED 31
the date of admission:                                DECEMBER 2003

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH
period :



Name of contact:                                      Warren Nash

Address of contact:                                   Spirent Communications plc
                                                      Spirent House
                                                      Crawley Business Quarter
                                                      Fleming Way
                                                      Crawley, RH10 9QL

Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA



Date: 28 July 2006




Name of applicant:             SPIRENT COMMUNICATIONS PLC

Name of scheme:                SPIRENT STOCK INCENTIVE PLAN

Period of return:              From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            4,453,686 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     589,855 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   3,863,831 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,720,930 ORDINARY SHARES OF 3 1/3p EACH DATED 1
the date of admission:                                OCTOBER 2003

                                                      3,703,703 ORDINARY SHARES OF 3 1/3 p EACH DATED 2
                                                      OCTOBER 2003

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH
period :


Name of contact:                                      Warren Nash

Address of contact:                                   Spirent Communications plc
                                                      Spirent House
                                                      Crawley Business Quarter
                                                      Fleming Way
                                                      Crawley, RH10 9QL

Telephone number of contact:                          01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






BLOCKLISTING SIX MONTHLY RETURN



To:  The FSA



Date: 28 July 2006




Name of applicant:             SPIRENT COMMUNICATIONS PLC

Name of scheme:                CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:              From: 1 JANUARY 2006            To: 30 JUNE 2006


Balance under scheme from previous return:            836,399 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     2,914 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   833,485 ORDINARY SHARES OF 3 1/3p EACH

of period:

Number and class of securities originally listed and  1,300,000 ORDINARY SHARES OF 3 1/3p EACH DATED 15
the date of admission:                                AUGUST 2002

                                                      115,394 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      AUGUST 2002

Total number of securities in issue at the end of the 970,810,133 ORDINARY SHARES OF 3 1/3 p EACH
period :


Name of contact:                                   Warren Nash

Address of contact:                                Spirent Communications plc
                                                   Spirent House
                                                   Crawley Business Quarter
                                                   Fleming Way
                                                   Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY        Warren Nash
                 Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


                 Spirent Communications plc
                 Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 28 July, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*